

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10250 Constellation Blvd, Suite 23126
Los Angeles, CA 90067

>   **Re: Digital Transformation Opportunities Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 15, 2023**
>   **File No. 333-271482**

Dear Kevin Nazemi:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 Filed 6/15/2023

Risk Factors, page 65

1.　　We note the discussion of the material weaknesses that resulted in revisions to your financial statements and that these could result in further misstatements of the account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. We also note that AON is planning to remediate these material weaknesses. Please revise to disclose your specific remediation plans.

Security Ownership of Certain Beneficial Owners and Management, page 180

2. Please revise to identify the natural persons who are the beneficial owners of the shares held by AEA Growth Management L.P., as well as the address of each such natural person.

Exhibits

3. We note your disclosure in the footnotes to the exhibit index that certain exhibits and schedules for Exhibits 2.1, 2.2, 2.3, 2.4, 10.13 and 10.14 have been omitted in accordance with Regulation S-K Item 601. If you intend to redact information pursuant to Item 601(b)(2) and/or Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as confidential. Please also include a similar statement at the top of the first page of each redacted exhibit and include brackets indicating where the information is omitted from the filed version of each exhibit. Refer to Item 601(b)(2)(ii) and 601(b)(10)(iv) of Regulation S-K.

General

4. We understand that Barclays, the underwriter in your SPAC IPO, has waived its deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with Barclays. Please also describe what relationship existed between Barclays and DTOC after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays.

5. Tell us whether Barclays was involved in the preparation of any disclosure that is included in the registration statement, including the identification or evaluation of business combination targets, any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Barclays claims no role in the SPAC's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

6. Disclose whether Barclays provided you with any reasons for the fee waiver. Please also tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Hernand, Esq.